LP Innovations, Inc.
                                   66 B Street
                                Needham, MA 02494


                                          April 22, 2004


VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   LP Innovations, Inc.
            Registration Statement on Form 10
            Filed February 24, 2004
            File No. 0-50605
            ----------------------------------

Gentlemen and Ladies:

      LP Innovations, Inc. (the "Company") hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form 10 (the "Original Form 10"), as filed with the Securities and Exchange Commission (the "Commission") on February 24, 2004. In the absence of this withdrawal request, the Original Form 10 would automatically become effective by lapse of time 60 days after February 24, 2004, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. The Company has been advised by the Staff of the Commission (the "Staff") that its review of the Original Form 10 is not yet complete. The Company therefore respectfully requests withdrawal of the Original Form 10 to avoid effectiveness before the Staff has completed its review. The Company currently anticipates that it will refile with the Commission a new registration statement on Form 10 that is responsive to the Staff's comments.

      If you have any questions regarding this request, please call Peter Smith of Kramer Levin Naftalis & Frankel LLP, our counsel, at (212) 715-9401.

                                    Very truly yours,

                                    LP INNOVATIONS, INC.


                                    By: /s/ Douglas A. Laue
                                       ----------------------------
                                       Douglas A. Laue
                                       Chief Financial Officer